September 11, 2007

H. Christopher Owings
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Registration Statement on Form SB-2 for MIPSolutions, Inc.
(Corresponds to the registration statement filing no. 333-14193)

Gentlemen:

Enclosed is the Registration Statement on Form SB-2 (the "Registration Statement") of MIPSolutions, Inc. (the "Company") for sale of securities by the selling security holders.

This registration statement is identical in substance to that filed in regard to the sale of shares by the Company, file no. 333-141937, reviewed by Matthew Benson, Staff Attorney and Peggy Kim, Senior Attorney.

Sincerely,

Lee W. Cassidy